Exhibit 99.1

For Immediate Release

WSP Holdings Limited Announces Delisting from NYSE;

Initiation of Bankruptcy Proceeding Involving Subsidiary;

Additional Foreclosure Actions Initiated by Lenders; and

Resignations of Independent Directors

Wuxi, China, October 15, 2014 — WSP Holdings Limited (OTC Markets: WSHLY) (“WSP Holdings” or the “Company”), today announced the following:

WSP Holdings Delisted from NYSE, Commences Trading on OTC Pink® Marketplace

On September 13, 2014, the Company received a notice from NYSE Regulation, Inc. (“NYSE Regulation”) that NYSE Regulation had determined to commence proceedings to delist the American Depositary Shares (the “ADSs”) of the Company from the New York Stock Exchange (“NYSE”). NYSE Regulation reached its decision to delist the ADSs pursuant to Listed Company Manual (“LCM”) Section 802.01B because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain a minimum average global market capitalization over a consecutive 30 trading day period of at least $15,000,000. Trading in the Company’s ADSs was suspended prior to the opening of trading on the NYSE on September 16, 2014. Under the NYSE delisting procedure, the Company had a right to a review of this determination by a committee of the Board of Directors of NYSE Regulation. The Company decided to not request such a review.

In the notice, NYSE Regulation also referenced the Company’s having previously fallen below the NYSE’s continued listing standard in Section 802.01C of the LCM requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period and the Company’s noncompliance with Section 802.01E of the LCM due to its failure to file its Form 20-F for the fiscal year ended December 31, 2013 by the applicable due date.

The Company’s ADSs are now being traded on the OTC Pink® Marketplace under the symbol “WSHLY.”

Initiation of Bankruptcy Proceeding Involving Wuxi Seamless Oil Pipes Co., Ltd.

On September 30, 2014, a supplier of Wuxi Seamless Oil Pipes Co., Ltd. (“Wuxi Seamless”), the Company’s main operating subsidiary and which holds over half of the Company’s assets and historically has generated the majority of the Company group’s consolidated revenues, applied to the local court for Wuxi Seamless to enter bankruptcy proceedings due to Wuxi Seamless’ not having timely paid amounts outstanding to such supplier. On October 9, 2014, the court ruled that Wuxi Seamless enter into a bankruptcy re-structuring proceeding. On October 10, 2014, an administrator was appointed by the court to begin the process of examining Wuxi Seamless’ business and assets to see how they might best be utilized to satisfy the claims for unpaid loans and other amounts outstanding made by Wuxi Seamless’ lenders and other creditors.

Additional Foreclosure Actions on Company Subsidiaries Initiated by Lenders

Wuxi Seamless is in default of a RMB90,000,000 loan from a bank which it has been unable to repay when due, and the bank has commenced to foreclose on some of the assets of Wuxi Seamless. Liaoyang Seamless Oil Pipe Co., Ltd. ("Liaoyang Seamless"), which is a former subsidiary of the Company which was disposed in December 2013 (see the Company’s press release on March 19, 2014 ), has a RMB105,000,000 loan from the same bank which continues to be guaranteed by Wuxi Seamless, other subsidiaries of the Company, including Songyuan Seamless Oil Pipe Co., Ltd. and Bazhou Seamless Oil Pipe Co., Ltd., and Tuoketuo County Mengfeng Special Steel Co., Ltd., a former subsidiary of the Company which was disposed in December 2013 (as announced in a press release on March 19, 2014). Liaoyang Seamless was unable to repay this loan when due, and as a result, in September 2014, the bank has proceeded to foreclose some of the assets of Wuxi Seamless. The proceeding is ongoing.

In September 2014, a bank initiated an action in a local court in China to foreclose on some of the assets of Wuxi Seamless and Songyuan Seamless Oil Pipe Co., Ltd. (“Songyuan Seamless”), a subsidiary of Wuxi Seamless, to satisfy amounts due to this bank. At the time of the initiation of this action, Songyuan Seamless owed approximately RMB78,000,000 to this bank, and such amount is guaranteed by Wuxi Seamless and Mr. Longhua Piao, Chairman and Chief Executive Officer of the Company.

As previously announced in a press release of the Company dated August 18, 2014, Bazhou Seamless Oil Pipe Co., Ltd. (“Bazhou Seamless”), a subsidiary of Wuxi Seamless and a significant subsidiary of the group which has an asset size of approximately 25% of the group and generates no revenue, has received orders from the local court granting certain lenders of Bazhou Seamless’ bank loans on which interest is overdue foreclosure applications on assets, including bank deposits and other properties of Bazhou Seamless, and the guarantors of these loans, which include Wuxi Seamless.

Resignations of Independent Directors

Dennis Zhu, Michael Muhan Liu and Weidong Wang, independent directors on the board of directors of the Company, tendered resignations from the board of directors of the Company, effective October 6, 2014. In addition, Xizhong Xu tendered his resignation from his position as director on the board of directors, effective October 8, 2014. Mr. Zhu, Mr. Liu, Mr. Wang and Mr. Xu resigned from their respective positions due to personal or other reasons. In connection with, and effective upon, their respective resignations from the board of directors of the Company, each of Mr. Zhu, Mr. Liu and Mr. Wang resigned from all of their respective positions on the audit, compensation and corporate governance and nominating committees of the board of directors of the Company.

Following the resignations of Mr. Zhu, Mr. Liu, Mr. Wang and Mr. Xu, the Company’s board of directors consists of Longhua Piao, who is also Chief Executive Officer of the Company, and Jing Lu, who is an independent director, and Mr. Lu is the only member of the audit committee, compensation committee and corporate governance and nominating committee of the board of directors of the Company.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company's outlook in this announcement contains forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.